

November 7, 2011

<u>Via Facsimile</u>
Mr. John B. Selvaraj
Principal Accounting Officer
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, Maryland 20814

     RE: **India Globalization Capital, Inc.**
             Form 10-K for the Year Ended March 31, 2011
             Filed July 14, 2011
             Definitive Proxy Statement on Schedule 14A
             Filed August 1, 2011
             File No. 1-32830

Dear Mr. Selvaraj:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Rufus Decker

                           Rufus Decker
                           Accounting Branch Chief